United States securities and exchange commission logo





                             May 5, 2022

       Ting Ting Chang
       Chief Executive Officer
       Zhong Yuan Bio-Technology Holdings Ltd
       28 Queen's Road East
       Tesbury Centre, Suite 901
       Wanchai, Hong Kong

                                                        Re: Zhong Yuan
Bio-Technology Holdings Ltd
                                                            Post-Effective
Amendment No. 6 to Form F-1
                                                            Filed April 22,
2022
                                                            File No. 333-235983

       Dear Mr. Chang:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment to Registration Statement on Form F-1

       Summary, page 4

   1. We note your response to comment 2. On pages 6 and 13, you disclose that your
                                                        "Operating
Subsidiaries" have received all necessary governmental approvals and licenses for operations in the
PRC. On pages 7 and 21, you state that you are not required to obtain permissions from
any PRC authorities to operate. If you are referring to the issuer entity on pages 7 and
21, please revise to clarify your statements as to which entities you are discussing. Please
also ensure you have disclosed whether Zhong Yuan Bio-
                                                        Technology (Hong Kong)
Limited is covered by permissions requirements and state
                                                        affirmatively whether
it has received all requisite permissions or approvals and whether any permissions or
approvals have been denied. Finally, with respect to all entities about
 Ting Ting Chang
Zhong Yuan Bio-Technology Holdings Ltd
May 5, 2022
Page 2
      which you state are not required to obtain permissions to operate or offer your ordinary shares to foreign investors, please expand to disclose the basis for that determination, as well as the consequences to those entities and to your offering if you:
(i) inadvertently
      conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Wood at (202) 551-5586 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                            Sincerely,
FirstName LastNameTing Ting Chang
                                                   Division of Corporation
Finance
Comapany NameZhong Yuan Bio-Technology Holdings Ltd
                                                   Office of Real Estate &
Construction
May 5, 2022 Page 2
cc:       Celia Velletri
FirstName LastName